Exhibit (a)(5)

Press Release Penske Automotive Group, Inc. 2555 Telegraph Road Bloomfield Hills, MI 48302-0954
FOR IMMEDIATE RELEASE
PENSKE AUTOMOTIVE GROUP COMMENCES TENDER OFFER FOR 3.5% SENIOR
SUBORDINATED CONVERTIBLE NOTES DUE 2026
     BLOOMFIELD HILLS, MI, May 6, 2010 — Penske Automotive Group, Inc. (NYSE: PAG), an international automotive retailer, today announced that it has commenced a cash tender offer (the “Offer”) for any and all of its approximately $235.2 million aggregate principal amount of outstanding 3.5% Senior Subordinated Convertible Notes due 2026 (the “Convertible Notes”).
     Penske Automotive is offering to purchase the Convertible Notes at a price of $1,020 for each $1,000 of principal amount of Convertible Notes tendered, plus accrued and unpaid interest up to, but not including, the date the Convertible Notes are purchased pursuant to the Offer. The Offer is not conditioned on any minimum amount of Convertible Notes tendered, but is conditioned upon the satisfaction of certain customary conditions, including the completion of the Company’s proposed offering of senior subordinated notes, as more fully described in the Offer to Purchase.
     The Offer will expire at 12:00 midnight, New York City time, at the end of June 3, 2010, unless extended (the “Expiration Time”). Any Convertible Notes purchased pursuant to the Offer will be cancelled, and those Convertible Notes will cease to be outstanding. Payment for the Convertible Notes validly tendered and not validly withdrawn prior to the Expiration Time will occur promptly after the Expiration Time. Such payment date is expected to be June 4, 2010. The complete terms and conditions of the Offer are set out in the Offer to Purchase and the related Letter of Transmittal, which will be filed today, May 6, 2010, with the Securities and Exchange Commission as exhibits to a Schedule TO. The holders of Convertible Notes may obtain copies of all the Offer documents, including the Offer to Purchase and the Letter of Transmittal, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Georgeson Inc., the Information Agent for the Offer, at 199 Water Street, 26th Floor, New York, NY 10038 and by telephone 1-212-440-9800, for banks and brokers, or 1-866-695-6075 for others.
     Penske Automotive has retained J.P. Morgan Securities Inc. and Banc of America Securities LLC to act as joint Dealer Managers in connection with the Offer. The Bank of New York Mellon Trust Company, National Association, has been appointed to act as the Depositary for the Offer.

     This press release is neither an offer to purchase nor a solicitation of an offer to sell the Convertible Notes or any other securities and is neither an offer to sell nor a solicitation of an offer to purchase the Company’s new senior subordinated notes. The Offer is made only by and pursuant to the terms of the Offer to Purchase and the related Letter of Transmittal. None of the Company, its management, its Board of Directors, the information agent, the Dealer Managers, the Depositary, nor any other person makes any recommendation as to whether holders of Convertible Notes should tender their Convertible Notes, and no one has been authorized to make such a recommendation. Holders of Convertible Notes must make their own decisions as to whether to tender their Convertible Notes, and, if they decide to do so, the principal amount of Convertible Notes to tender.
Safe Harbor Statement
     This press release contains forward-looking statements regarding the Company’s proposed financing. The forward-looking statements in this release are based on information available at the time the statements are made and/or management’s belief as of that time with respect to future events and involve risks and uncertainties that could cause actual results and outcomes to be materially different. These factors include the Company’s ability to consummate the Offer, as well as its proposed offering of new senior subordinated notes, which is subject to numerous uncertainties, including but not limited to successful negotiation of definitive documentation for the financing arrangement and satisfaction or waiver of all conditions to closing. The consummation of the transactions may also be impacted by the other risks and uncertainties detailed in the Company’s filings with the Securities and Exchange Commission. While the Company may elect to update forward-looking statements in the future, it specifically disclaims any obligation to do so, and therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.
About Penske Automotive
     Penske Automotive Group, Inc., headquartered in Bloomfield Hills, Michigan, operates 326 retail automotive franchises, representing over 40 different brands and 25 collision repair centers. Penske Automotive, which sells new and previously owned vehicles, finance and insurance products and replacement parts, and offers maintenance and repair services on all brands it represents, has 174 franchises in 17 states and Puerto Rico and 152 franchises located outside the United States, primarily in the United Kingdom.
     Penske Automotive, through its wholly-owned subsidiary smart USA Distributor LLC, is the exclusive distributor of the smart fortwo vehicle and related parts in the United States. smart USA supports more than 75 smart retail centers in the United States.

     Penske Automotive is a member of the Fortune 500 and Russell 1000 and has approximately 14,100 employees. smart and fortwo are registered trademarks of Daimler AG.

Contacts:	Bob O’Shaughnessy
Chief Financial Officer
248-648-2800
boshaughnessy@penskeautomotive.com

or

Anthony R. Pordon
Senior Vice President
248-648-2540
tpordon@penskeautomotive.com